Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on Resolutions passed at the Sixth Meeting of the Sixth Session of the Board of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

29 March 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air       Stock Code: 600029         Notice No.: Lin 2012-006

ANNOUNCEMENT ON Resolutions passed at the SIXTH Meeting of

the SIXTH Session of the Board of

China Southern Airlines Company Limited

All members of the supervisory committee of the Company jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

On 29 March 2012, China Southern Airlines Company Limited (the "Company") held the sixth meeting of the sixth session of the Board at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. The number of Directors supposed to be present was 11, of which 8 attended in person. Director Tan Wan Geng, who did not attend the meeting because of business reasons, authorized director Zhang Zi Fang to attend the meeting on his behalf. Director Yuan Xin An, who did not attend the meeting because of business reasons, authorized director Wang Quan Hua to attend the meeting on his behalf. Director Liu Chang Le, who did not attend the meeting because of business reasons, authorized director Wei Jin Cai to attend the meeting on his behalf. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The following resolutions were passed at the meeting:

I.	To consider and approve the whole text and summary of the annual report and results announcement for the year 2011 (including financial statements prepared under the PRC accounting standards and the IFRS as well as the Report of the Directors).

II.	To consider and pass the profit distribution proposal of the year 2011.

Under the PRC accounting standards, as at 31 December 2011, the retained profits of the Company amounted to RMB3,203 million, after withdrawing 10% of the retained profits, or RMB321 million to a statutory surplus reserve according to the provisions of the Company Law, the net profits for distribution amounted to RMB2,882 million. Under the IFRSs, the retained profits of the Company amounted to RMB2,536 million, after withdrawing RMB321 million to the statutory surplus reserve, the net profits for distribution amounted to RMB2,215 million.

The Board hereby proposed to declare a cash dividend of RMB1,963,513,400, or RMB2.00 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company, for the year 2011. The cash dividend is denominated and declared in RMB and payable in RMB to shareholders of A share, and in HKD to shareholder of H share. The profit distribution proposal is subject to approval at the general meeting.

III.	To consider and approve the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in 2011"

The full text of the " Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in 2011" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

IV.	To consider and approve re-appointment of KPMG as the international auditor and KPMG Huazhen as the domestic auditor and internal control auditor of the Company, and propose to the general meeting to authorise the Board to fix their remuneration.

V.	To consider and approve “The Official Duties Report of Independent Non-executive Directors of China Southern Airlines Company Limited”.
The full text of the "The Official Duties Report of Independent Non-executive Directors of China Southern Airlines Company Limited" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).
VI.	To consider and approve the "Internal Control Appraisal Report for 2011" of the Company.

The full text of the "Internal Control Appraisal Report for 2011" of the Company is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

VII.	To consider and approve the "Corporate Social Responsibility Report for 2011" of the Company.

The full text of the "Corporate Social Responsibility Report for 2011" of the Company is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

VIII.	To consider and approve the proposal to be submitted to the general meeting to authorise the Board to allot, issue and deal with additional shares of the Company:

1)	subject to paragraph (3) of this resolution, the exercise by the Board of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as “Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;
2)	this approval shall authorize the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;
3)	the amount of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 20% of each of the Company’s existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and
4)	for the purpose of this resolution: “Relevant Period” means the period from the passing of this resolution until the earlier of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the 12 months period following the passing of this resolution; and (c) the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company’s shareholders in general meetings.”

This Proposal is subject to the general meeting’s approval. As a special reminder, according to relevant laws and regulation of mainland China, given the foresaid authorisation, the Company is still subject to general meeting’s approval for issuing new A shares.

IX.	To consider and approve the proposal to be submitted to the general meeting to authorize the Board to increase the registered capital of the Company to reflect the issue of Shares authorised under the proposed resolution - "to authorise the Board to allot, issue and deal with additional shares of the Company" as mentioned above, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

X.	To consider and approve the revision of "Administrative Regulations on Hedging Activities of China Southern Airlines Company Limited".

The revised full text of the "Administrative Regulations on Hedging Activities of China Southern Airlines Company Limited" of the Company is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

XI.	To approve the convening of the Annual General Meeting ("AGM") for 2011 to consider and approve, inter alia, the aforesaid resolutions 1, 2, 4, 8, 9 and the Report of Supervisory Committee. The Company Secretary Office is hereby designated to arrange the relevant issues regarding the AGM. Further details of the arrangement of the AGM 2011 with timing, place, agenda and proposals will be announced separately.

The Board of

China Southern Airlines Company Limited

29 March 2012